TMM Company Contact:                                          AT Dresner Corporate Services::
Verónica Tego Sánchez, CFO                        David Gutierrez (investors, analysts, media)
011-52-55-5629-8866                                                     312-780-7204
veronica.tego@tmm.com.mx                                      dgutierrez@dresnerco.com

GRUPO TMM REPORTS SECOND QUARTER 2025 FINANCIAL RESULTS
(In Millions of Mexican Pesos)

Second Quarter 2025 Results Include:

o	Shareholders’ Equity of $ 2,270.8 million
o	Consolidated revenues increased 18.4% compared to the same period last year
o	Net income of $116.1 million

Mexico City, July 30, 2025 – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican maritime transportation, infrastructure, and logistics Company, reported today its financial results for the second quarter 2025.
During the second quarter of 2025, Grupo TMM reported financial and operational results that reaffirm the stability and resilience of its core businesses, consolidating a positive trend and making solid progress in its diversification and expansion strategies.
Vanessa Serrano Cuevas, Chairwoman of the Board, stated:
“We have maintained a positive and consistent financial performance, driven by disciplined execution and a long-term vision. We continue to make progress on key projects that strengthen our operational capabilities and position us to serve an increasingly diverse customer base”.
Key Developments in the Second Quarter 2025
Maritime Transportation:
Specialized offshore vessels sustained high utilization rates, reflecting continued operational efficiency. We remain proactive in pursuing initiatives to expand our customer base in the medium term, in line with our strategy of diversification and sustainable growth.
Maritime Infrastructure:
The new floating dry dock, in operation since the first quarter, continues to increase its utilization rate, establishing itself as a strategic asset within our service offering. Opportunities are currently being evaluated to strengthen and expand this division, aligned with our long-term vision to enhance capabilities and specialized infrastructure.
Logistics:
During the second quarter, service volumes continued on a positive trend, supported by greater diversification of our customer base. We also began the second phase of the Master Maintenance Program, focused on optimizing delivery times and operational capacity, with the goal of achieving sustainable improvements in service and profitability.
Consolidated Financial Results
Revenues: $475.4 million (+18.4% vs. Q2 2024).
Operating Income: $73.1 million (+32.8% vs. Q2 2024).
EBITDA: $102.7 million (+24.9% vs. Q2 2024).

2025 Outlook
Looking ahead, Grupo TMM remains committed to innovation, operational efficiency, and profitable growth, while integrating sustainability across all business lines.

Headquartered in Mexico City, Grupo TMM is a Mexican company that provides comprehensive solutions in maritime transportation, maritime infrastructure, warehousing, and ports & terminals logistics operations, through its branch offices and network of subsidiary companies. For more information on Grupo TMM, please visit the company’s web site at www.tmm.com.mx. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow

Grupo TMM, S.A.B. and Subsidiaries
Balance Sheet*
- Millions of Pesos -

	Junee 30,	December 31,
	2025	2024

Cash and cash in banks available	232.5	207.1
Total cash and cash equivalents	232.5	207.1
Accounts receivable – Net	1,021.5	711.5
Other accounts receivable	264.9	235.2
Taxes to be recovered	186.3	195.2
Prepaid expenses and others current assets	41.7	37.2
Total current assets	1,746.8	1,386.2
Taxes to be recovered long term	46.2	63.0
Property, machinery and, equipment	3,016.0	2,377.6
Cumulative Depreciation	(148.7)	(108.8)
Property, machinery and, equipment – Net	2,867.3	2,268.8
Rights of use	60.2	67.2
Other assets	193.2	206.7
Total assets	4,913.7	3,991.9
Bank loans and current maturities of long-term liabilities	256.1	260.6
Leases short-term	27.4	22.4
Suppliers	435.4	370.4
Other accounts payable and accrued expenses	645.9	588.4
Total current liabilities	1,364.9	1,241.8
Bank loans	1,018.1	374.7
Leases long-term	54.7	60.2
Deferred taxes	130.5	132.1
Other long-term liabilities	74.8	74.8
Total long-term liabilities	1,278.1	641.7
Total liabilities	2,643.0	1,883.5
Total stockholders´ equity	2,270.8	2,108.4
Total liabilities and stockholders´ equity	4,913.7	3,991.9

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income
- Millions of Pesos -
	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024

Maritime	360.3	253.7	751.8	445.8
Inland Logistics	21.1	16.6	41.2	41.1
Warehousing Services	14.9	56.9	30.7	92.1
Maritime Infrastructure	79.2	74.3	138.6	166.6
Revenue from freight and services	475.4	401.5	962.3	745.7
Maritime	(247.7)	(231.0)	(529.7)	(398.2)
Inland Logistics	(19.9)	(16.7)	(37.5)	(36.6)
Warehousing Services	(40.4)	(25.3)	(73.6)	(55.1)
Maritime Infrastructure	(47.3)	(55.9)	(90.7)	(117.5)
Cost of freight and services	(355.3)	(329.0)	(731.5)	(607.4)
Maritime	(19.2)	(5.2)	(33.0)	(15.8)
Inland Logistics	(4.0)	(2.7)	(8.0)	(5.1)
Warehousing Services	(2.0)	(18.0)	(4.1)	(36.0)
Maritime Infrastructure	(3.9)	(0.8)	(7.2)	(2.8)
Depreciation and amortization	(29.1)	(26.7)	(52.3)	(59.8)
Maritime	93.3	17.5	189.0	31.8
Inland Logistics	(2.8)	(2.8)	(4.3)	(0.6)
Warehousing Services	(27.6)	13.6	(46.9)	1.0
Maritime Infrastructure	28.0	17.6	40.7	46.3
Results by business	91.0	45.9	178.6	78.5
Corporate expenses	(14.4)	(17.2)	(29.6)	(31.0)
Corporate depreciation and amortization	(0.5)	(0.5)	(1.1)	(1.1)
Non-recurring (expenses) income	(3.0)	26.9	(9.5)	36.2
Operating (loss) gain	73.1	55.0	138.4	82.7
Financial (expenses) income - Net	(29.7)	(6.2)	(57.0)	(13.1)
Leases financial expenses	(2.4)	(4.7)	(5.2)	(9.9)
Exchange gain (loss) - Net	75.1	(26.8)	86.1	(32.7)
Net financial cost	43.0	(37.7)	24.0	(55.6)
(loss) gain before taxes	116.1	17.3	162.3	27.0
Provision for taxes	-	-	-	-

Net (loss) gain for the period	116.1	17.3	162.3	27.0

Attributable to:
Minority interest	(0.1)	0.1	(0.1)	0.1
Equity holders of GTMM, S.A.B.	116.2	17.2	162.5	26.9

Weighted average outstanding shares (millions)	174.55	174.55	174.55	174.55
Income (loss) earnings per share (pesos/share)	0.67	0.10	0.93	0.15

Outstanding shares at end of period (millions)	174.55	174.55	174.55	174.55
Income (loss) earnings per share (pesos/share)	0.67	0.10	0.93	0.15

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flow
- Millions of Pesos -

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024

Net gain (loss) for the period	116.1	17.3	162.3	27.0
Depreciation & amortization	29.6	27.2	53.3	60.8
Deferred taxes	(0.4)	(2.9)	(1.5)	(4.6)
Other non-cash items	(49.7)	21.0	(21.0)	40.4
Total non-cash items	(20.5)	45.3	30.8	96.7
Changes in assets & liabilities	(27.8)	(12.0)	(192.7)	(10.4)
Total adjustments	(48.2)	33.4	(161.9)	86.3
Net cash provided by (used in) operating activities	67.8	50.7	0.4	113.3

Proceeds from sale of assets/interest received	0.9	0.3	1.7	0.7
Payments for purchase of assets	(14.4)	17.9	(649.0)	(84.8)
Net cash provided by (used in) investment activities	(13.6)	18.3	(647.3)	(84.1)

Short-term borrowings (net)	(63.2)	1.0	(103.6)	(3.2)
Repayment of leases	(2.6)	(18.1)	(5.6)	(32.5)
Proceeds from (repayment of) long-term debt	(3.5)	30.5	801.5	29.7
Net cash provided by (used in) financing activities	(69.3)	13.3	692.3	(6.0)
Exchange effect on cash	(16.70)	0.02	(20.1)	2.3
Net increase (decrease) in cash	(31.8)	82.3	25.4	25.5
Cash at beginning of period	264.2	43.2	207.1	100.0
Cash at end of period	232.5	125.5	232.5	125.5

Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.